EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Beverage Corporation (the “Company”,  “we”,  “us” and “our”)  has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:  common stock, $0.005 par value per share (“Common Stock”).

Description of Common Stock

The following description is a summary of the material provisions of our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Second Amended and Restated By-laws (the “By-laws”) and specified provisions of Delaware law, in each case to the extent that they relate to our Common Stock.  This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all provisions of the Certificate of Incorporation, the By-laws and Delaware law.  These documents may be amended from time to time.  The Certificate of Incorporation and the By-laws are each incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.  We encourage you to read the Certificate of Incorporation, the By-laws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

General

Our authorized capital  stock consists of 1,250,000,000 shares of Common Stock.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors.  Our Common Stock does not have cumulative voting rights.  Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present (consisting of the presence, in person or by proxy, of the holders of one-third of the number of shares entitled to vote).

Dividend Rights

Holders of Common Stock will share ratably in any dividends declared by the Company’s board of directors (the “Board”).  The Company may pay dividends, out of funds legally available for the payment of dividends, consisting of cash, property or shares of capital stock of the Company or its subsidiaries.

Liquidation Rights

Upon the liquidation, dissolution or winding up of the Company, all holders of Common Stock are entitled to share ratably in any assets available for distribution to holders of Common Stock.

Preemptive Rights

Our Common Stock does not have preemptive rights to purchase additional shares of Common Stock. However, European Refreshments, a subsidiary of The Coca-Cola Company (“TCCC”), has certain preemptive rights as set forth in the Transaction Agreement, dated as of August 14, 2014, by and among the Company, New Laser Corporation, New Laser Merger Corp., TCCC and European Refreshments, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or conversion or exchange rights.  There are no restrictions on transfer of our Common Stock, except as required by law.

Anti-Takeover Effects

Certain provisions of the Certificate of Incorporation or the By-laws and the DGCL could make it less likely that our management would be changed or someone would acquire voting control of us without the consent of the Board.  These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common shares.

Special Meetings.  The By-laws provide that a special meeting of stockholders may be called only by the Board, the chairman of the Board,  our president or our secretary.

Proposal Procedures.  Under the By-laws, a stockholder will be able to propose at an annual meeting of our stockholders that business other than nominations to the Board be considered only if the stockholder follows the advance notice procedures described in the By-laws.  In general, a stockholder must submit a written notice of the proposal and the stockholder’s interest in the proposal to our corporate secretary at least 90 but not more than 120 days before the date set for the annual meeting of our stockholders.

Nomination Procedures.  Under the By-laws, holders of Common Stock will be able nominate candidates for the Board.  A stockholder must follow the advance notice procedures described in the By-laws.  In general, to nominate a person for election to the Board at a meeting of our stockholders, a stockholder must submit a written notice of the proposed nomination to our corporate secretary at least 90 but not more than 120 days before the meeting.

Proxy Access Provisions.  The By-laws contain a proxy access provision that permits a stockholder, or a group of up to twenty stockholders, owning 3% or more of the Company’s outstanding Common Stock continuously for at least three years to nominate and include in the Company’s proxy materials director nominees consisting of two nominees or 20% of the Board, whichever is greater, provided that the stockholder(s) and nominee(s) comply with the requirements of the By-laws.  Stockholders must provide timely written notice to the Office of the Secretary at the Company’s principal executive offices.  The notice must contain the information required by the By-laws, and the stockholder(s) and nominee(s) must comply with the information and other requirements in our By-laws relating to the inclusion of stockholder nominees in our proxy materials.

Rights Plan.  Although the Company does not have a stockholder rights plan (commonly referred to as a “poison pill”), under Delaware law, the Board could adopt such a plan without stockholder approval.  If adopted, a stockholder rights plan could operate to cause substantial dilution to a person or group that attempts to acquire us on terms not approved by the Board.

Amendment of By-laws.  Under the By-laws, the Board can make, alter, amend, change, add to or repeal the By-laws, subject to limitations under Delaware law.  Our stockholders also have the power to amend or repeal the By-laws.

Authorized But Unissued Shares.  The unissued shares of authorized capital stock may be issued for a variety of purposes, including acquisitions, compensation and incentive plans and future public or private offerings to raise additional capital.  One of the effects of the existence of such unissued shares may be to enable the Board to discourage or prevent a potential acquisition or takeover (by means of a tender or exchange offer, proxy contest or otherwise) and thereby to protect the continuity of our management.

Statutory Provisions Regarding Business Combinations.  We are subject to Section 203 of the DGCL.  In general, Section 203 prohibits an “interested stockholder” from engaging in a “business combination” with a Delaware corporation for three years following the date such person became an interested stockholder, unless:

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prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

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upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Section 203 defines a “business combination” to generally include:

•	any merger or consolidation involving the corporation and an interested stockholder;
•	any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation;
•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder;
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any transaction involving the corporation which has the effect of increasing the proportionate share of any class or series of stock of the corporation beneficially owned by the interested stockholder; or

•	the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 generally defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Listing

Our Common Stock is traded on the Nasdaq Global Select Market under the trading symbol “MNST”.